    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 2004



                                                     REGISTRATION NO. 333-115261


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           CANARGO ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                91-0881481
            (State or other jurisdiction of                                  (I.R.S. Employer
             incorporation or organization)                                Identification No.)

                          P.O. BOX 291, ST PETER PORT
                        GUERNSEY, GY1 3RR, BRITISH ISLES
                               +(44) 1481 729 980
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                                DR. DAVID ROBSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          P.O. BOX 291, ST PETER PORT
                        GUERNSEY, GY1 3RR, BRITISH ISLES
                               +(44) 1481 729 980
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                             ---------------------
                PLEASE FORWARD A COPY OF ALL CORRESPONDENCE TO:

                           PETER A. BASILEVSKY, ESQ.
                      SATTERLEE STEPHENS BURKE & BURKE LLP
                          11TH FLOOR, 230 PARK AVENUE
                               NEW YORK, NY 10169
                                 (212) 818-9200
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
        SECURITIES TO BE REGISTERED            REGISTERED(1)         PER SHARE(2)      OFFERING PRICE(2)          FEE(3)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.10 par value..............      39,710,074             $0.805            $27,302,105             $3,459
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


(1) In the event of a stock split, stock dividend or similar transaction involving the shares of common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933.


(2) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low prices for the common stock as reported on the American Stock Exchange of $0.675 per share on May 4, 2004, with respect to 35,880,799 shares and $0.805 per share on October 25, 2004 with respect to 3,829,275 additional shares.



(3) The Registrant paid a registration fee of $3,069 when this Registration Statement was originally filed on May 6, 2004. An additional fee of $391 is paid herewith.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION DATED OCTOBER 28, 2004.



PRELIMINARY PROSPECTUS


                           CANARGO ENERGY CORPORATION

                       [CANARGO ENERGY CORPORATION LOGO]


                       39,710,074 SHARES OF COMMON STOCK

                             ---------------------

    This prospectus relates to the resale from time to time in one or more transactions of up to 39,710,074 shares of our common stock by certain of our stockholders who received or have the right to receive their shares in private placements in connection with certain completed corporate transactions. Please refer to "Selling Stockholders" beginning on page 17.



    The prices at which the selling stockholders may sell their shares in this offering will be determined by the prevailing market price for the shares or in privately negotiated transactions. We will not receive any of the proceeds from the resale of these shares; however, we will receive proceeds from the sale of common stock under a certain Standby Equity Distribution Agreement dated as of February 11, 2004 with Cornell Capital Partners, L.P. ("Equity Line of Credit"). All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended ("Securities Act") will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the selling stockholders). See "Plan of Distribution" at page 24.



    Our common stock is traded on the American Stock Exchange and the Oslo Stock Exchange under the symbol "CNR". The last reported sale price of our common stock on the American Stock Exchange Composite Transactions Tape on October 25, 2004 was $0.80 per share and on the Oslo Stock Exchange was Norwegian kroner ("NOK") 4.96. On October 25, 2004, one U.S. dollar equaled NOK 6.48 as reported on www.oanda.com. All references in this prospectus to "$" refers to United States dollars.

                             ---------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

                             ---------------------

    Cornell Capital Partners, L.P. ("Cornell") is deemed to be an "underwriter" within the meaning of the Securities Act in connection with the resale of common stock it receives under the Equity Line of Credit. In respect of the Equity Line of Credit agreement, Cornell will receive a substantial discount to the prevailing market price of our common stock. The level of the discount will vary depending on the market price of our stock and the amount drawn down under the Equity Line of Credit. For example, on the basis of the average high and low price for our common stock as reported on the American Stock Exchange on October 25, 2004 of $0.805, this discount would be approximately 11.47% which is comprised of (1) a 3% discount to the purchase price of our Market Price as calculated in the Equity Line of Credit agreement; (2) the retention by Cornell of 5% of each advance under the Equity Line of Credit; and (3) a commitment fee of 3.47%. The commitment fee is comprised of a payment of $10,000 in cash and the issuance of 850,000 restricted shares of CanArgo common stock. The 850,000 shares of common stock issued in respect of the commitment fee represents nearly 4% of the estimated 23 million shares of common stock that may be issued by us under the Equity Line of Credit. In addition, we engaged Newbridge Securities Corporation ("Newbridge"), a registered broker-dealer to advise us and to act as our exclusive placement agent in connection with the Equity Line of Credit. For its services, Newbridge received 30,799 shares of our common stock as compensation. The shares of common stock issued to Newbridge, among other shares are being registered for resale with the SEC under the registration statement of which this prospectus forms a part. With the exception of Cornell and Newbridge, no other underwriter or person has been engaged to facilitate the sale of our common stock in this offering.

                             ---------------------
    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                 The date of this Prospectus is    --   , 2004

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PROSPECTUS
  PROSPECTUS SUMMARY........................................    1
     About CanArgo..........................................    1
     The Offering...........................................    2
     Recent Developments....................................    3
  RISK FACTORS..............................................    8
  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
     STATEMENTS.............................................   16
  USE OF PROCEEDS...........................................   17
  THE SELLING STOCKHOLDERS..................................   17
  EQUITY LINE OF CREDIT.....................................   21
  SECTION 203 OF DELAWARE GENERAL CORPORATION LAW...........   22
  PLAN OF DISTRIBUTION......................................   24
  LEGAL MATTERS.............................................   26
  EXPERTS...................................................   26
  WHERE YOU CAN FIND MORE INFORMATION.......................   26
  DOCUMENTS INCORPORATED BY REFERENCE.......................   27


                             ---------------------


     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY


     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus and the information incorporated by reference herein carefully, including the "Risk Factors" section.



     Unless the context requires otherwise, the references to "we", "us", "our", the "Company", or "CanArgo" refer collectively to CanArgo Energy Corporation and its subsidiaries.



                                 ABOUT CANARGO



     We are an independent oil and gas exploration and production company incorporated with limited liability under the laws of the State of Delaware, U.S.A., headquartered in St Peter Port, Guernsey, British Isles, but not regulated in Guernsey, operating in countries which were a part of the former Soviet Union. We operate and carry out our activities as a holding company through a number of subsidiaries and associated or affiliated companies. These companies are generally focused on one of our projects, and this structure assists in maintaining separate cost centers for these different projects.



     Our principal activities are oil and gas exploration, development and production, principally in the Republic of Georgia, and to a lesser extent in Kazakhstan and Azerbaijan. We direct most of our efforts and resources to the development of the Ninotsminda Field, our recently acquired interest in Samgori Field and our exploration and appraisal program in Georgia. As we own certain drilling rigs and equipment, we also have a secondary interest in the provision of oilfield services to third parties in the oil and gas industry, principally in Georgia. In 2003, 97.2% of our total revenues were from oil and gas sales and 2.8% from oilfield services. Our management and technical staff have substantial experience in our areas of operation. Our principal product is crude oil, and the sale of crude oil is our principal source of revenue.



     Our oil and natural gas reserves and production have been derived principally through development of the Ninotsminda Field. We typically focus on properties that either offer us existing production as well as additional exploitation opportunities, or exploration prospects which management believes have significant potential. CanArgo has additional exploratory and developmental oil and gas properties and prospects in Georgia and owns interests in other oil and gas projects located in the former Soviet Union. The Company operates in a global market and has an insignificant market share in such market. We believe that our cash flow at current oil prices and current rates of production from operations and our financial resources, including the drawdown on the Standby Equity Distribution Agreement ("Equity Line of Credit") being provided by Cornell for up to $20,000,000 as described in this prospectus, and the receipt of proceeds from the sale of certain non-core assets and from our recent global offering of 75,000,000 shares of common stock, will provide us with the ability to complete our near term development program on the Ninotsminda Field and our newly acquired interest in the Samgori Field, while our current exploration drilling program in Georgia is being funded primarily by third parties.


     Our business strategy is focused on the following:


FURTHER DEVELOPMENT OF EXISTING PROPERTIES



     We intend to further develop our properties that have established oil and gas resources. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, horizontal drilling, utilization of under-balanced and coiled tubing drilling, multilateral drilling, drilling new structures from existing locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.



GROWTH THROUGH EXPLOITATION AND EXPLORATION


     We conduct an active technology-driven exploitation and exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high-risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis and integration of geological and geophysical data and the interpretation of seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and, if considered appropri-ate, selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.


PURSUIT OF STRATEGIC ACQUISITIONS



     We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects and seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins from which we leverage existing infrastructure and resources.



     Our address is P.O. Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, and our telephone number is +(44) 1481 729 980.


                                  THE OFFERING


COMMON STOCK TO BE OFFERED BY
THE SELLING STOCKHOLDERS......   Up to 39,710,074 shares based on current market
                                 prices. This number represents approximately
                                 20.4% of our current outstanding stock and includes 23,000,000 shares of common stock to be issued and sold to Cornell under the Equity
                                 Line of Credit agreement; 850,000 shares of common stock issued to Cornell in connection with the Equity Line of Credit agreement;
                                 30,799 shares of common stock issued to our placement agent in connection with the Equity
                                 Line of Credit, 12,080,000 shares of common stock issued in connection with certain acquisition transactions and 3,749,275 shares of common stock to be issued in connection with certain loan and warrant agreements. In the event that we draw down $600,000 under the equity line, which is the maximum permitted advance within a six day period, we would be required to issue 800,000 shares of common stock on October 12, 2004, based on the lowest volume weighted average price of $0.75 as reported on the Oslo Stock Exchange on that date.



COMMON STOCK TO BE OUTSTANDING
AFTER THE OFFERING............   Up to 221,867,780 shares, assuming the full
                                 exercise of certain warrants and conversion of a loan held by certain of the selling stockholders. We have 300,000,000 shares of common stock authorized for issuance.



USE OF PROCEEDS...............   Except for the proceeds from the sale of our
                                 common stock pursuant to the Equity Line of Credit, we will not receive any proceeds from the sale of the common stock. See "Use of Proceeds" and "Equity Line of Credit" for a complete description. All expenses of registration of the shares which may be offered hereby under the Securities Act will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the selling stockholders).
                                 See "Plan of Distribution" at page 24.


THE AMERICAN STOCK EXCHANGE
SYMBOL........................   CNR


THE OSLO STOCK EXCHANGE
SYMBOL........................   CNR



     The above information is based on 195,118,505 shares of common stock outstanding as of October 7, 2004.

                              RECENT DEVELOPMENTS


     On February 11, 2004, we entered into an Equity Line of Credit with Cornell Capital Partners, L.P. ("Cornell") which is described in greater detail under "Equity Line of Credit" below. Cornell is a Delaware private limited partnership formed in February 2000 whose business operations are conducted through its general partner, Yorkville Advisors, LLC. In addition, we engaged Newbridge Securities Corporation ("Newbridge"), a registered broker-dealer, to advise us and to act as our exclusive placement agent in connection with the Equity Line of Credit pursuant to the Placement Agent Agreement dated February 11, 2004. For its services, Newbridge received 30,799 restricted shares of our common stock and Cornell received 850,000 restricted shares of common stock in three tranches. The shares of common stock issued to Newbridge and Cornell are being registered for resale under the Registration Statement of which this prospectus forms a part.



     In February 2004 we announced that we had obtained governmental regulatory approval to an agreement to obtain 50% of the Contractor's interest in Samgori (Block XI(B)) Production Sharing Contract (the "Samgori PSC") in the Republic of Georgia and a 50% controlling interest in the license holder and operating company for Block XI(B) covering the Samgori, Patardzeuli and South Dome Oil Fields (collectively, the "Samgori Field") from Georgian Oil Samgori Limited ("GOSL"). GOSL is a wholly owned subsidiary of the State Oil Company, Georgian Oil. The other conditions contained in the agreement were satisfied on April 15, 2004 and on April 19, 2004 we announced that we had completed the acquisition.



     Under the terms of an agreement dated January 8, 2004, up to 10 horizontal wells may be drilled on the Samgori Field. We are obliged to fund 100% of the cost of drilling the first well at an anticipated cost of $2,000,000. Thereafter, based on the results of the drilling of the first horizontal well and the decision of CanArgo and GOSL, drilling will be funded jointly by a wholly owned subsidiary of the Company, CanArgo Samgori Limited ("CSL") and GOSL, the Contractor parties, pro rata according to their interest in the Samgori PSC. On August 2, 2004, we commenced drilling a new vertical well on the Field, the S302 well. The total cost to us of participating in the whole program, which is due to be completed within 36 months, is anticipated to be up to $13,500,000. The original Contractor party under the Samgori PSC, National Petroleum Limited ("NPL") has an option to reacquire its Contractor's interest in the Samgori PSC and its 50% interest in the operating company in the event that the agreed work program is not completed by December 2006. Furthermore, NPL has outstanding costs and expenses of approximately $37,000,000 (of which $33,936,279 is currently approved by Georgian Oil, the remainder being subject to audit) in relation to the Samgori PSC which are recoverable by NPL receiving 30% of annual net profits from the Field (assuming that there is an annual net profit) before any payments to the Contractor parties until such costs have been fully paid. After NPL's costs are repaid from either Field production or other production covered under the Samgori PSC (in the event that new fields are developed in areas identified by using seismic surveys originally performed by
NPL), NPL shall continue to receive 5% of annual net profits from the Field.



     Under the Samgori PSC, up to 50% of petroleum produced under the contract is allocated to the Contractor parties for the recovery of the cumulative allowable capital, operating and other project costs associated with the Samgori Field and exploration in Block XI(B) ("Cost Recovery"). The Cost Recovery pool includes the approximately $37,000,000 in costs previously incurred by NPL. The balance of production ("Profit Oil") is allocated on a 50/50 basis between the State and the Contractor parties, respectively. While GOSL and CSL continue to have unrecovered costs, they will receive 75% of total production (net 37.5% to us). After recovery of their cumulative capital, operating and other allowable project costs including the NPL costs, the Contractor parties will receive 30% of Profit Oil (net 15% to us). The allocation of a share of production to the State, however, relieves the Contractor parties of all obligations they would otherwise have to pay the Republic of Georgia for taxes, duties and levies related to activities covered by the Samgori PSC.



     Under the Samgori PSC, Georgian Oil as the State representative in the contract is entitled to receive up to 250,000 tons (approximately 1.6 million barrels) of oil ("Base Level Oil") from a maximum of 50% per calendar quarter of production when the value of the cumulative Cost Recovery Oil (production used for Cost Recovery), cumulative Profit Oil and cumulative Profit Natural Gas (as such term is defined in the Samgori PSC) delivered to the Contractor parties exceeds the cumulative allowable capital, operating and other project costs including finance costs associated with the Samgori Field and exploration in Block XI(B) and the NPL costs. While Base Level Oil is being delivered to Georgian Oil, the Contractor parties will continue to be entitled to a maximum of 50% of the remaining Profit Oil. The Base Level Oil is an estimate of the amount of oil that Georgian Oil would have expected to produce from the contract area had the State not come to a contractual arrangement with NPL in 1996.



     Upon completion of the acquisition of an interest in the Samgori PSC we had a contractual obligation to issue 4 million shares of CanArgo Common Stock to Europa Oil Services Limited ("Europa"), an unaffiliated British Virgin Islands company in connection with a consultancy agreement with Europa in relation to this acquisition. On April 16, 2004, Europa was issued 4 million restricted shares of CanArgo common stock in an arms length transaction. A further 12 million shares of CanArgo Common Stock are issuable upon certain production targets being met from future developments under the Samgori PSC. The common stock to be issued to Europa has been included in the shares offered for sale under this prospectus.



     On March 23, 2004, we held a special meeting of stockholders at which stockholders approved an increase in the number of shares of common stock that the Company is authorized to issue from 150,000,000 to 300,000,000 shares.



     On April 1, 2004 one of our subsidiaries, Ninotsminda Oil Company Limited ("NOC") entered into a new 12-month crude oil sales agreement with an existing buyer, Sveti Limited, for the sale of up to 7,500 metric tons (approximately 57,000 barrels) of oil per month ("Sveti Agreement"). The Sveti Agreement replaces two existing crude oil sales agreements pursuant to which Sveti Limited had provided $2.3 million security for the right to lift oil under such agreements (the "Security Payment"). The Security Payment is extended to the new Sveti Agreement where it remains at NOC's disposal for the contract period. At the end of the 12 months, the Security Payment will be repaid through the delivery of additional crude oil equal to the value of the security.



     On April 21, 2004, the common stock began trading on the American Stock Exchange under the symbol "CNR".



     On April 26, 2004, we entered into a loan and warrant agreement with an unaffiliated party, Salahi Ozturk in an arms length transaction. Upon execution of the agreement, Mr. Ozturk advanced us a loan of $1,000,000 which was drawn down on May 12, 2004 in one tranche, for the purpose of funding our short-term working capital requirements including the acquisition of long lead equipment. Interest is payable on the loan at the rate of 7.5% per annum. The term of the loan was 6 months from the date of draw down. As a result of our completing an equity offering on September 22, 2004 we repaid this $1 million loan on September 30, 2004, the parties having agreed to the extension of the repayment obligation to such date. In consideration for Mr Ozturk advancing the loan, we issued to Mr Ozturk a warrant to subscribe for 1,000,000 shares of CanArgo common stock at an exercise price of $1.05 per share, subject to customary anti-dilution adjustments. Mr Ozturk can exercise the warrant at any time, for the period of 5 years from the date of the agreement. As at October 7, 2004, the warrants remain unexercised. We subsequently entered into a further agreement with Mr. Ozturk on August 13, 2004 which amended some of the terms of this loan and warrant agreement. The amendments are described below.



     On April 29, 2004, we entered into a loan and warrant agreement with CA Fiduciary Services Limited, as Settlement Trustees of The SP525A Settlement ("CA Fiduciary"), an unaffiliated non-U.S. party in an arms length transaction. CA Fiduciary advanced to us a loan of L170,000 (approximately $307,000) which was drawn down in one tranche, for the purpose of funding our short-term working capital requirements including the acquisition of long lead equipment. Interest is payable on the loan at a rate of 7.5% per annum. The term of the loan was 6 months from the date of draw down. As a result of our completing an equity offering on September 22, 2004 we repaid this loan on September 28, 2004. In consideration for CA Fiduciary advancing the loan, we issued to CA Fiduciary a warrant to subscribe for 300,000 shares of CanArgo common stock at an exercise price of $1.05 per share. CA Fiduciary can exercise the warrant at any time, for the period of 5 years from the date of the agreement. As at October 7, 2004, the warrants remain unexercised. The warrant and the shares of common stock issuable upon exercise of the warrant are "restricted securities" as defined in Rule 144 under the Securities Act and the warrant was issued in a transaction intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under such Act. The warrant shares have been included in the shares being registered under the Securities Act pursuant to the Registration Statement on Form S-3 of which this prospectus forms a part.



     On May 5, 2004, the Sveti Agreement was terminated and a new agreement was concluded with another party, Primrose Financial Group, on the same terms and conditions with the exception that the monthly quantity was increased to 8,400 metric tons (approximately 64,000 barrels) of oil per month (the "PFG Agreement"). In accordance with the termination agreement, the Security Payment shall be deemed to be a deposit payment made in favor of NOC under the terms of the PFG Agreement and shall be repaid in oil at the end of the contract period which will be March 2005. The security payment remains at NOC's disposal for the contract period.



     On May 18, 2004, we held our annual meeting of stockholders at which: the incumbent board of directors consisting of David Robson, the Chairman, President and Chief Executive Officer, and Vincent McDonnell, the Chief Financial Officer of the Company, respectively, and Messrs. Russ Hammond, Nils Trulsvik and Michael Ayre, independent directors, were re-elected; the Company's 2004 Long Term Stock Incentive Plan was approved; and the selection of L J Soldinger Associates LLC as the Company's auditors for the 2004 fiscal year was ratified.



     On May 19, 2004, we signed a promissory note with Cornell whereby Cornell agreed to advance us the sum of $1,500,000. This amount shall be payable on the earlier of 180 days from the date of the promissory note or within 60 days from the date that the Registration Statement on Form S-3 of which this prospectus forms a part is declared effective. If the promissory note is not repaid in full when due, interest shall accrue on the outstanding principal owing at the rate of twelve percent (12%) per annum. At Cornell's option any such interest due shall be paid either in shares of our common stock or in cash. We shall pay to Cornell a commitment fee of five per cent (5%) of the principal amount of the promissory note which shall be set-off against the first $75,000 of fees payable by us to Cornell under the Equity Line of Credit. The promissory note will become immediately due and payable upon the occurrence of any of the following:
(i) failure to pay the amount of any principal or interest when due under the promissory note or (ii) if any proceedings under any bankruptcy laws of the United States of America or under any insolvency, reorganization, receivership, readjustment of debt, dissolution, liquidation or any similar law or statute of any jurisdiction are filed by or against us for all or any part of our property. The proceeds of the advance from Cornell was used by us to order long lead items for our drilling program in Georgia and for working capital purposes. In the event this Registration Statement is declared effective, we may use the net proceeds to be received by us pursuant to takedown under the Equity Line of Credit to repay this note. In addition, we have the option to repay the note at any time in cash.



     On May 28, 2004 we held a special meeting of stockholders at which our stockholders approved a proposal authorizing us to issue up to 75 million shares of common stock in a proposed offering of our common stock.



     Also on May 28, 2004 we announced that pursuant to a signed agreement between CanArgo Acquisition Corporation, our wholly owned subsidiary, and Stanhope Solutions Ltd., we had completed a transaction to sell our interest in the Bugruvativske Field in Ukraine by disposing of our wholly owned subsidiary Lateral Vector Resources, Inc. for $2 million. We received $250,000 as an initial payment and will receive the remaining $1,750,000 based upon if certain production targets are achieved on the project.



     On June 2, 2004, we announced that we had signed a contract with WEUS Holding Inc., a subsidiary of Weatherford International, Ltd., for Weatherford to supply Under Balanced Coiled Tubing Drilling ("UBCTD") services to our projects in Georgia ("WEUS Contract").



     Under the terms of the WEUS Contract, Weatherford will supply and operate a UBCTD unit to be used on a program of up to 14 horizontal wellbores on our Ninotsminda and Samgori Fields in Georgia. In addition the unit will be used to deepen and test our recent Manavi M11 Cretaceous oil discovery. Once the equipment has been mobilized under the terms of the WEUS Contract, we will be committed to a two well drilling program.

     On June 8, 2004, we announced that we had finalized the registration of an interest in BN Munai LLP in Kazakhstan. The interest was acquired through an associated company, Tethys Petroleum Investments Limited ("TPI") in which we are currently a 45% shareholder. The transaction resulted in TPI's wholly owned subsidiary, Tethys Kazakhstan Limited, becoming officially registered as the owner of a 70% interest in BN Munai LLP.



     On June 22, 2004, we announced that Ninotsminda Oil Company Limited had signed a contract with Great Wall Drilling Company ("GWDC") of China to supply drilling services for the drilling of the first appraisal well (M12) on the Manavi discovery in Georgia with an option to drill further wells. Under the terms of the contract, GWDC will provide a modern 2,000 hp self-powered drilling rig equipped with "top drive" and triplex mud pumps together with drilling services.



     On August 13, 2004, we entered into a further agreement with Mr. Salahi Ozturk. Under the agreement, Mr Ozturk agreed to advance us a further loan in the sum of $1,000,000 as soon as practicable (the "Additional Loan") and agreed to amend the terms of his original loan and warrant agreement with us dated April 26, 2004 (the "Original Loan") pursuant to the terms of an amended and restated loan and warrant agreement ("Amended Agreement"). We entered into the Amended Agreement with Mr. Ozturk on August 27, 2004. The Additional Loan is repayable two years and one day from the date of the Amended Agreement unless it has previously been converted. Corporate finance fees of $50,000 were paid in respect of the Additional Loan. Interest is payable on the Additional Loan at a rate of 7.5% per annum. The first interest payment date is December 31, 2004 and shall include interest on the Original Loan for the period from April 26, 2004 until December 31, 2004 and interest on the Additional Loan for the period from August 27, 2004 until such first interest payment date. The Additional Loan is convertible into shares of common stock ("Conversion Stock") at a price of $0.69 per share, subject to customary anti-dilution adjustments, which is equivalent to a premium of 15% above the market price of $0.60 in effect when the agreement was reached. The Company has the option to force conversion of the Additional Loan if the Company's share price exceeds 160% of $0.60 (or $0.96 per share) for a period of 20 consecutive trading days. No conversion is possible for a period of one year from the date of the Amended Agreement. Under the terms of the Amended Agreement, in consideration for Mr. Ozturk advancing the two loans, we have issued to him a new replacement warrant to subscribe for 2,000,000 shares of common stock at an exercise price of 5% above the market price of $0.60 (or $0.63 per share), subject to customary anti-dilution adjustments, and the original warrant to subscribe for 1,000,000 shares of CanArgo common stock at an exercise price of $1.05 issued in April 2004 has been cancelled. The new warrant is exercisable for a period of 4 years commencing one year from the date of the Amended Agreement. The warrants are transferable only to non-US persons and may only be exercised outside the US. The warrant, the shares of common stock issuable upon exercise of the warrant and the shares of Conversion Stock are "restricted securities" as defined in Rule 144 under the Securities Act and the warrant was issued and the shares of common stock issuable upon exercise of the warrant and the shares of Conversion Stock will be issued in transactions intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under the Act. Under the terms of the Amended Agreement, we undertake to use our best efforts to register for resale the Conversion Stock under the Securities Act as soon as possible as well as the shares of our common stock issued upon exercise of the warrants if they are not freely tradeable and are restricted at the date of issue. Both the Conversion Stock and such warrant shares have been included in the shares being registered under the Securities Act pursuant to the Registration Statement on Form S-3 of which this prospectus forms a part. The term of the Original Loan entered into in April 2004 was extended to one year and one day from the date of the Amended Agreement. As a result of our completing our equity offering on September 22, 2004 we repaid the Original Loan in full on September 30, 2004, the parties having agreed to the extension of the repayment obligation to such date.



     On September 22, 2004, we successfully concluded a global public offering of 75,000,000 shares of common stock at a price of $.50 per share (approximately NOK 3.46 per share). Gross proceeds from the offering were $37.5 million (approximately 260 million NOK) and $35.25 million (approximately 244 million
NOK) after the payment of commissions but before the payment of the expenses of the offering.

     On September 30, 2004, we announced that we had increased our interest in CanArgo Norio Limited ("CNL") by buying out NPET Oil Limited, a Cypriot corporation, who held a 25% interest in CNL. As a result of the transaction CNL has become a wholly owned subsidiary of CanArgo. We issued 6 million restricted common shares in connection with this transaction to NPET Oil Limited in a transaction intended to qualify for the exemption from registration afforded by
Section 4(2) of the Securities Act and Regulation S promulgated under such Act. The shares of common stock issued to NPET Oil Limited are being registered for resale under the Registration Statement of which this prospectus forms a part.

                                  RISK FACTORS

     An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the risks described below, as well as all other information contained or incorporated by reference in this prospectus and any applicable prospectus supplements, before investing in our common stock. The risks below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the price of our shares.


RISKS ASSOCIATED WITH OUR BUSINESS



  WE HAVE EXPERIENCED LOSSES FROM OPERATIONS.



     We have experienced recurring losses. For the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, we recorded net losses of $7,322,000,
$5,328,000, $13,218,000, $2,151,000 and $8,473,000, respectively. The loss in
2003 included a writedown in our carrying value of the Bugruvativske Field in Ukraine of $4,790,000 to reflect the estimated recoverable amount from disposal, a write-off of the $1,275,000 debit balance in minority interest in Georgian American Oil Refinery ("GAOR") due to a change in the intentions of our minority interest owner and plan to dispose of the asset, and a generator unit was impaired by $80,000 to reflect its fair value less cost to sell. Impairments of oil and gas properties, ventures and other assets in prior years include writedowns of $1,600,000 in 2002, $11,160,000 in 2001, $0 in 2000 and $5,694,000
in 1999. No assurance can be given, however, that we will not experience operating losses or additional writedowns in the future.



 OUR ABILITY IN THE LONG TERM TO PURSUE OUR ACTIVITIES IS DEPENDENT ON OUR ABILITY TO GENERATE CASH FLOWS.



     Our continued ability in the long term to pursue our principal activities of acquiring interests in and developing oil and gas fields is dependent upon generating funds from internal sources including the sale of certain non-core assets, external sources and, ultimately, maintaining sufficient positive cash flows from operating activities. Our financial statements have been prepared on a basis which assumes that operating cash flows are realized and/or proceeds from additional financings and/or the sale of non-core assets are received to meet our cash flow needs. As a result of our recently concluded public offering and based upon the current level of operations, we believe that, coupled with our cash flow from operations as well as borrowing capabilities we will have adequate capital to meet our anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the next twenty four months. However, development of the oil and gas properties and ventures in which we have interests involves multi-year efforts and substantial cash expenditures. Full development of these properties will require the availability of substantial funds from internal and/or external sources. No assurance can be given that we will be able to secure such funds or, if available, such funds can be obtained on commercially reasonable terms.



 OUR CURRENT OPERATIONS ARE DEPENDENT ON THE SUCCESS OF THE NINOTSMINDA AND SAMGORI FIELDS AND OUR GEORGIAN EXPLORATION ACTIVITIES.



     To date, we have directed substantially all of our efforts and most of our available funds to the development of the Ninotsminda Field in the Republic of Georgia, exploration in that area and some ancillary activities closely related to the Ninotsminda Field project. This decision is based on management's assessment of the promise of the Ninotsminda Field area. However, our focus on the Ninotsminda Field has over the past several years resulted in overall losses for us and we only achieved profitability in the last quarter of 2003. We cannot assure investors that the exploration and development plans for the Ninotsminda Field will be successful. For example, the Ninotsminda Field may not produce sufficient quantities of oil and gas and at sufficient rates to justify the investment we have made and are planning to make in the Field, and we may not be able to produce the oil and gas at a sufficiently low cost or to market the oil and gas produced at a sufficiently high price to generate a positive cash flow and a profit. Furthermore, the maintenance of production levels from the Ninotsminda Field is subject to regular workover operations on the wells due to the friable nature of the reservoir and the need to remove sediment build-up from the production interval. Such operations will add additional costs and may not always be successful. In April 2004, we announced that we had concluded the acquisition of a 50% interest in Samgori (Block XI(B)) Production Sharing Contract (the "Samgori PSC") in the Republic of Georgia. While management believes that this Production Sharing Contract area, which includes the Samgori, Patardzeuli and South Dome Oil Fields (collectively, the "Samgori Field"), could provide a significant opportunity for CanArgo, both for short-term oil development and for exploration upside, we cannot assure investors that the development and appraisal plans for the Samgori Field and license area will be successful. Our Georgian exploration program is an important factor for future success, and this program may not be successful, as it carries substantial risk. See "Our oil and gas activities involve risks, many of which are beyond our control" below for a description of a number of these potential risks and losses. In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.



 OUR OPERATION OF THE NINOTSMINDA FIELD AND SAMGORI FIELD IS GOVERNED BY PRODUCTION SHARING CONTRACTS WHICH MAY BE SUBJECT TO CERTAIN LEGAL UNCERTAINTIES.



     Our principal business and assets are derived from production sharing contracts in the Republic of Georgia. The legislative and procedural regimes governing production sharing agreements and mineral use licenses in Georgia have undergone a series of changes in recent years resulting in certain legal uncertainties. Our production sharing agreements and mineral use licenses, entered into prior to the introduction in 1999 of a new Petroleum Law governing such agreements have not, as yet, been amended to reflect or ensure compliance with current legislation. As a result, despite references in the current legislation grandfathering the terms and conditions of our production sharing contracts, conflicts between the interpretation of our production sharing contracts and mineral use licenses and current legislation could arise. Such conflicts, if they arose, could cause an adverse effect on our rights under the production sharing contracts.



 WE MAY ENCOUNTER DIFFICULTIES IN ENFORCING OUR TITLE TO OUR PROPERTIES.



     Since all of our oil and gas interests are currently held in countries where there is no private ownership of oil and gas in place, good title to our interests is dependent on the validity and enforceability of the governmental licenses and production sharing contracts and similar contractual arrangements that we enter into with government entities, either directly or indirectly. As is customary in such circumstances, we perform a minimal title investigation before acquiring our interests, which generally consists of conducting due diligence reviews and in certain circumstances securing written assurances from responsible government authorities or legal opinions. We believe that we have satisfactory title to such interests in accordance with standards generally accepted in the crude oil and natural gas industry in the areas in which we operate. Our interests in properties are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, none of which we believe materially interferes with the use of, or affects the value of, such interests. However, as is discussed elsewhere, there is no assurance that our title to its interests will be enforceable in all circumstances due to the uncertain nature and predictability of the legal systems in some of the countries in which we operate.



 WE MAY BE UNABLE TO FINANCE OUR OIL AND GAS PROJECTS.



     Our long term ability to finance most of our present oil and gas projects and other ventures according to present plans is dependent upon obtaining additional funding. An inability to obtain financing in the future could require us to scale back or abandon part or all of our future project development, capital expenditure, production and other plans. The availability of equity or debt financing to us or to the entities that are developing projects in which we have interests is affected by many factors, including:


     - world and regional economic conditions;

     - the state of international relations;

     - the stability and the legal, regulatory, fiscal and tax policies of various governments in areas in which we have or intend to have operations;

     - fluctuations in the world and regional price of oil and gas and in interest rates;

     - the outlook for the oil and gas industry in general and in areas in which we have or intend to have operations; and

     - competition for funds from possible alternative investment projects.


     Potential investors and lenders will be influenced by their evaluations of us and our projects, including their technical difficulty, and comparison with available alternative investment opportunities.



 OUR OPERATIONS MAY BE SUBJECT TO THE RISK OF POLITICAL INSTABILITY, CIVIL DISTURBANCE AND TERRORISM.



     Our principal oil and gas properties and activities are in the Republic of Georgia, which is located in the former Soviet Union. Operation and development of our assets are subject to a number of conditions endemic to former Soviet Union countries, including political instability. The present governmental arrangements in countries of the former Soviet Union in which we operate were established relatively recently, when they replaced communist regimes. If they fail to maintain the support of their citizens, other institutions, including a possible reversion to totalitarian forms of government, could replace these governments. As recent developments in Georgia have illustrated, the national governments in these countries often must deal, from time to time, with civil disturbances and unrest which may be based on religious, tribal and local and regional separatist considerations. Our operations typically involve joint ventures or other participatory arrangements with the national government or state-owned companies. The production sharing contracts covering the Ninotsminda and Samgori Fields are examples of such arrangements. As a result of such dependency on government participants, our operations could be adversely affected by political instability, terrorism, changes in government institutions, personnel, policies or legislation, or shifts in political power. There is also the risk that governments could seek to nationalize, expropriate or otherwise take over our oil and gas properties either directly or through the enactment of laws and regulations which have an economically confiscatory result. We are not insured against political or terrorism risks because management deems the premium costs of such insurance to be currently prohibitively expensive.



 WE FACE THE RISK OF SOCIAL, ECONOMIC AND LEGAL INSTABILITY IN THE COUNTRIES IN WHICH WE OPERATE.



     The political institutions of the countries that were a part of the former Soviet Union have recently become more fragmented, and the economic institutions of these countries have recently converted to a market economy from a planned economy. New laws have recently been introduced, and the legal and regulatory regimes in such regions are often vague, containing gaps and inconsistencies, and are constantly subject to amendment. Application and enforceability of these laws may also vary widely from region to region within these countries. Due to this instability, former Soviet Union countries are subject to certain additional risks including the uncertainty as to the enforceability of contracts. Social, economic and legal instability have accompanied these changes due to many factors which include:


     - low standards of living;

     - high unemployment;

     - undeveloped and constantly changing legal and social institutions; and

     - conflicts within and with neighboring countries.


     This instability could make continued operations difficult or impossible. In early 2002, the Georgian government requested assistance from the United States to combat terrorism in the Pankisi Gorge, a region of Georgia bordering the separatist Chechnya region of Russia. Although this situation is now apparently calm, the region remains potentially unstable with the risk of further terrorist activity. Recently Georgia has democratically elected a new President following a popular revolt against the previous administration in November 2003 and has successfully quelled a potential separatist uprising in one of its regions. Although the new administration has made public statements supporting foreign investment in Georgia, and specific written support for our activities, there can be no guarantee that this will continue, or that these changes will not have an adverse affect on our operations. There are also some separatist areas within Georgia that may cause instability and potentially adversely affect our activities.



 WE FACE AN INADEQUATE OR DETERIORATING INFRASTRUCTURE IN THE COUNTRIES IN WHICH WE OPERATE.



     Countries in the former Soviet Union often either have underdeveloped infrastructures or, as a result of shortages of resources, have permitted infrastructure improvements to deteriorate. The lack of necessary infrastructure improvements can adversely affect operations. For example, we have, in the past, had to suspend drilling and testing procedures due to the lack of a reliable power supply.



 WE MAY ENCOUNTER CURRENCY RISKS IN THE COUNTRIES IN WHICH WE OPERATE.



     Payment for oil and gas products sold in former Soviet Union countries may be in local currencies. Although we currently sell our oil principally for U.S. dollars, we may not be able to continue to demand payment in hard currencies in the future. Most former Soviet Union country currencies are presently convertible into U.S. dollars, but there is no assurance that such convertibility will continue. Even if currencies are convertible, the rate at which they convert into U.S. dollars is subject to fluctuation. In addition, the ability to transfer currencies into or out of former Soviet Union countries may be restricted or limited in the future. We may enter into contracts with suppliers in former Soviet Union countries to purchase goods and services in U.S. dollars. We may also obtain from lenders credit facilities or other debt denominated in U.S. dollars. If we cannot receive payment for oil and oil products in U.S. dollars and the value of the local currency relative to the U.S. dollar deteriorates, we could face significant negative changes in working capital.



 WE MAY ENCOUNTER TAX RISKS IN THE COUNTRIES IN WHICH WE OPERATE.


     Countries in the former Soviet Union frequently add to or amend existing taxation policies in reaction to economic conditions including state budgetary and revenue shortfalls. Since we are dependent on international operations, specifically those in Georgia, we are subject to changing taxation policies including the possible imposition of confiscatory excess profits, production, remittance, export and other taxes. While we are not aware of any recent or proposed tax changes which could materially adversely affect our operations, such changes could occur although we have negotiated economic stabilization clauses in our production sharing contracts in Georgia and all current taxes are payable from the State's share of petroleum produced under the production sharing contracts.


RISKS ASSOCIATED WITH OUR INDUSTRY.



 WE MAY BE REQUIRED TO WRITE-OFF UNSUCCESSFUL PROPERTIES AND PROJECTS.



     In order to realize the carrying value of our oil and gas properties and ventures, we must produce oil and gas in sufficient quantities and then sell such oil and gas at sufficient prices to produce a profit. We have a number of unevaluated oil and gas properties. The risks associated with successfully developing unevaluated oil and gas properties are even greater than those associated with successfully continuing development of producing oil and gas properties, since the existence and extent of commercial quantities of oil and gas in unevaluated properties have not been established. We could be required in the future to write-off our investments in additional projects, including the Ninotsminda Field project, if such projects prove to be unsuccessful.



 OUR OIL AND GAS ACTIVITIES INVOLVE RISKS, MANY OF WHICH ARE BEYOND OUR CONTROL.



     Our exploration, development and production activities are subject to a number of factors and risks, many of which may be beyond our control. We must first successfully identify commercial quantities of oil and gas, which is inherently subject to many uncertainties. Thereafter, the development of an oil and gas deposit can be affected by a number of factors which are beyond the operator's control, such as:



     - unexpected or unusual geological conditions;



     - the recoverability of the oil and gas on an economic basis;

     - the availability of infrastructure and personnel to support operations;



     - labor disputes;



     - local and global oil prices; and



     - government regulation and legal and political uncertainties.



     Our activities can also be affected by a number of hazards, such as:



     - natural phenomena, such as bad weather and earthquakes;



     - operating hazards, such as fires, explosions, blow-outs, pipe failures and casing collapses; and



     - environmental hazards, such as oil spills, gas leaks, ruptures and discharges of toxic gases.



     Any of these factors or hazards could result in damage, losses or liability for us. There is also an increased risk of some of these hazards in connection with operations that involve the rehabilitation of fields where less than optimal practices and technology were employed in the past, as was often the case in the countries that were part of the former Soviet Union. We do not purchase insurance covering all of the risks and hazards or all of our potential liability that are involved in oil and gas exploration, development and production.



 WE MAY HAVE CONFLICTING INTERESTS WITH OUR PARTNERS.



     Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have objectives and interests that may not coincide with ours and may conflict with our interests. Unless we are able to compromise these conflicting objectives and interests in a mutually acceptable manner, agreements and arrangements with these third parties will not be consummated. We may not have a majority of the equity in the entity that is the licensed developer of some projects that we may pursue in the countries that were a part of the former Soviet Union, even though we may be the designated operator of the oil or gas field. In these circumstances, the concurrence of co-venturers may be required for various actions. Other parties influencing the timing of events may have priorities that differ from ours, even if they generally share our objectives. Demands by or expectations of governments, co-venturers, customers, and others may affect our strategy regarding the various projects. Failure to meet such demands or expectations could adversely affect our participation in such projects or our ability to obtain or maintain necessary licenses and other approvals.



 OUR OPERATING DIRECT AND INDIRECT SUBSIDIARIES AND JOINT VENTURES REQUIRE GOVERNMENTAL REGISTRATION.


     Operating entities in various foreign jurisdictions must be registered by governmental agencies, and production licenses for development of oil and gas fields in various foreign jurisdictions must be granted by governmental agencies. These governmental agencies generally have broad discretion in determining whether to take or approve various actions and matters. In addition, the policies and practices of governmental agencies may be affected or altered by political, economic and other events occurring either within their own countries or in a broader international context.


 WE ARE AFFECTED BY CHANGES IN THE MARKET PRICE OF OIL AND GAS.


     Prices for oil and natural gas and their refined products are subject to wide fluctuations in response to a number of factors which are beyond our control, including:


     - global and regional changes in the supply and demand for oil and natural gas;


     - actions of the Organization of Petroleum Exporting Countries;

     - weather conditions;

     - domestic and foreign governmental regulations;

     - the price and availability of alternative fuels;

     - political conditions and terrorist activity in the Middle East, Central Asia and elsewhere; and


     - overall global and regional economic conditions.


     A reduction in oil prices can affect the economic viability of our operations. There can be no assurance that oil prices will be at a level that will enable us to operate at a profit. We may also not benefit from rapid increases in oil prices as the market for the levels of crude oil produced in Georgia by Ninotsminda Oil Company Limited can in such an environment be relatively inelastic. Contract prices are often set at a specified price determined with reference to world market prices (often based on the average of a number of quotations for a "marker" crude including Dated Brent Mediterranean or Urals Mediterranean at the time of sale) subject to appropriate discounts for transportation and other charges which can vary from contract to contract.



 OUR ACTUAL OIL AND GAS PRODUCTION COULD VARY SIGNIFICANTLY FROM RESERVE ESTIMATES.


     Estimates of oil and natural gas reserves and their values by petroleum engineers are inherently uncertain. These estimates are based on professional judgments about a number of elements:

     - the amount of recoverable crude oil and natural gas present in a reservoir;

     - the costs that will be incurred to produce the crude oil and natural gas; and

     - the rate at which production will occur.

     Reserve estimates are also based on evaluations of geological, engineering, production and economic data. The data can change over time due to, among other things:

     - additional development activity;

     - evolving production history; and

     - changes in production costs, market prices and economic conditions.


     As a result, the actual amount, cost and rate of production of oil and gas reserves and the revenues derived from sale of the oil and gas produced in the future will vary from those anticipated in the reports on the oil and gas reserves prepared by independent petroleum consultants at any given point in time. The magnitude of those variations may be material. The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional productive zones in existing wells or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon our level of success in replacing depleted reserves.



 OUR OIL AND GAS OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION.


     Governments at all levels, national, regional and local, regulate oil and gas activities extensively. We must comply with laws and regulations which govern many aspects of our oil and gas business, including:

     - exploration;

     - development;

     - production;

     - refining;

     - marketing;

     - transportation;

     - occupational health and safety;

     - labor standards; and

     - environmental matters.


     We expect the trend towards more burdensome regulation of our business to result in increased costs and operational delays. This trend is particularly applicable in developing economies, such as those in the countries that were a part of the former Soviet Union where we have our principal operations. In these countries, the evolution towards a more developed economy is often accompanied by a move towards the more burdensome regulations that typically exist in more developed economies.



 WE FACE SIGNIFICANT COMPETITION.



     The oil and gas industry, including the refining and marketing of crude oil products, is highly competitive. Our competitors include integrated oil and gas companies, government owned oil companies, independent oil and gas companies, drilling and income programs, and wealthy individuals. Many of our competitors are large, well-established, well-financed companies. Because of our small size and lack of financial resources, we may not be able to compete effectively with these companies.



 OUR PROFITABILITY MAY BE SUBJECT TO CHANGES IN INTEREST RATES.



     Our profitability may also be adversely affected during any period of unexpected or rapid increase in interest rates. While we currently have only limited amounts of long term debt, increases in interest rates may adversely affect our ability to raise debt capital to the extent that our income from operations will be insufficient to cover debt service.



RISKS ASSOCIATED WITH OUR STOCK.



 LIMITED TRADING VOLUME IN OUR COMMON STOCK MAY CONTRIBUTE TO PRICE VOLATILITY.



     Our common stock was only recently listed for trading on the American Stock Exchange. Prior to the listing on the American Stock Exchange, our stock was traded on the Over the Counter Bulletin Board ("OTCBB") in the United States and on the Oslo Stock Exchange. Following the listing on the American Stock Exchange, our stock is traded both on the American Stock Exchange and on the Oslo Stock Exchange. During the twelve months ended December 31, 2003, the average daily trading volume for our common stock on the Oslo Stock Exchange as reported by Yahoo was 1,226,611 shares and on the OTCBB as reported by Bloomberg was 65,874 shares. As a relatively small company with a limited market capitalization, even if our shares are more widely disseminated, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.



 THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS.



     The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our results of operations, changes in earnings estimates by analysts, changing conditions in the oil and gas industry or changes in general market, economic or political conditions.



 WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE.


     We have not paid any cash dividends to date on the common stock and there are no plans for such dividend payments in the foreseeable future.


 WE HAVE A SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.



     At October 7, 2004, we had 195,118,505 shares of common stock outstanding of which 940,210 shares were held by affiliates. In addition, at October 7, 2004, we had 46,085 shares issuable upon exchange of CanArgo Oil & Gas Inc. Exchangeable Shares without receipt of further consideration, 10,162,833 shares of common stock subject to outstanding options granted under certain stock option plans (of which

6,200,833 shares were vested at October 7, 2004), 2,550,000 shares issuable upon exercise of outstanding warrants and up to 4,975,419 shares of common stock reserved for issuance under our existing option plans and up to 38,187,500 shares reserved for issuance in connection with certain existing contractual arrangements, including 23,000,000 shares to be issued pursuant to the Equity Line of Credit with Cornell. All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. The shares of common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, an aggregate of 33,410,074 shares of common stock issued and issuable pursuant to certain contractual arrangements, including under the Equity Line of Credit, are subject to certain registration rights and, therefore, will be eligible for resale in the public market after a registration statement covering such shares has been declared effective. Sales of shares of common stock under Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of its equity securities. For a description of the Equity Line of Credit see below.



 OUR ABILITY TO MAKE FUTURE STOCK ISSUANCES AND THE PROVISIONS OF DELAWARE LAW COULD HAVE ANTI-TAKEOVER EFFECTS.



     Our board of directors may at any time issue additional shares of preferred stock and common stock without any prior approval by the stockholders, which might impair or impede a third party from making an offer to acquire us. Holders of outstanding shares have no preemptive right to purchase a pro rata portion of additional shares of common or preferred stock issued by us. In addition, the provisions of Section 203 of the Delaware General Corporation Law, to which we are subject, places certain restrictions on third parties who seek to effect a business combination with a company opposed by our board of directors. See the section entitled "Section 203 of Delaware General Corporation Law" in this prospectus.


RISKS ASSOCIATED WITH THIS OFFERING

     As of the date that this registration statement is declared effective, up to $20 million worth of our common stock may be issued under the Equity Line of Credit.


     - Cornell will receive a substantial discount to the market price of our common stock. The level of the discount will vary depending on the market price of our stock and the amount drawn down under the Equity Line of Credit. For example, on the basis of the average high and low price for common stock as reported on the American Stock Exchange on October 25, 2004 of $0.805, Cornell will receive a total discount of 11.47% which comprises (1) a 3% discount to the our Market Price as calculated in the Equity Line of Credit agreement; (2) the retention by Cornell of 5% of each advance under the Equity Line of Credit; and (3) a commitment fee of 3.47%. The commitment fee comprises $10,000 in cash (paid in two tranches) and 850,000 shares of CanArgo common stock (issued in three tranches). The 850,000 shares of common stock issued in respect of the commitment fee represents nearly 4% of the estimated 23 million shares of common stock that may be issued by us under the Equity Line of Credit. These discounted sales could cause the price of our common stock to decline.



     - The issuance and sale of shares of our common stock to Cornell pursuant to the Equity Line of Credit will likely result in substantial dilution to the interests of stockholders. In addition, for a given advance we will need to issue a greater number of shares of common stock under the Equity Line of Credit as our stock price declines. If our stock is lower, then our existing stockholders would experience greater dilution. As a result, our net income per share could decrease in future periods, and the market price of our common stock would decline.

     - The continuously adjustable price feature of our Equity Line of Credit could require us to issue a substantially greater number of shares, which will cause dilution to existing stockholders. Our obligation to issue shares upon receipt of an advance pursuant to the Equity Line of Credit is essentially limitless. The following is an example of the amount of shares of our common stock issuable in connection with a single advance of $600,000 (the maximum) under the Equity Line of Credit, based upon the lowest volume weighted average price 25%, 50% and 75% below the volume weighted average price for our stock on the Oslo Stock Exchange on October 12, 2004 of $0.75.



                        WITH     NUMBER OF      % OF
% BELOW   PRICE PER   DISCOUNT    SHARES     OUTSTANDING
MARKET    SHARE ($)    OF 3%     ISSUABLE       STOCK
-------   ---------   --------   ---------   -----------
25%..       0.56        0.54     1,111,111      0.57
50%..       0.38        0.37     1,621,622      0.83
75%..       0.19        0.18     3,333,333      1.71



      As illustrated, the number of shares of common stock issuable in connection with an advance under the Equity Line of Credit will increase if the lowest volume weighted price of our stock declines, which will cause dilution to our existing stockholders.



     - The significant downward pressure on the price of our common stock caused by the sale of significant amounts of common stock under the Equity Line of Credit could encourage short sales by third parties. Up to $20 million worth of our common stock may be issued under the Equity Line of Credit. Such an event could place further downward pressure on the price of our common stock. This is especially the case if the shares being placed into the market exceed the market's ability to take up the increased stock or if the Company has not performed in such a manner to show that the equity funds raised will be used to grow the Company. Such an event could place further downward pressure on the price of common stock. Under the terms of our Equity Line of Credit the Company may request numerous draw downs pursuant to the terms of the equity line. Even if we use the equity line to grow our revenues and profits or invest in assets which are materially beneficial to us the opportunity exists for short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of stock, the price decline that would result will cause the share price to decline further which in turn may cause long holders of the stock to sell their shares thereby contributing to sales of our common stock in the market. If there is an imbalance on the sell side of the market for the stock the price will decline. If this occurs, the number of shares of our common stock that is issuable pursuant to the Equity Line of Credit will increase, which will materially dilute existing stockholders' equity and voting rights.



     - The selling stockholders named herein have informally indicated that they intend to sell all of the shares of common stock being registered in this offering in the public market. That means that up to 39,710,074 shares of common stock, the number of shares being registered in this offering, may be sold. Such sales may cause the market price of our stock to decline.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus, including the documents that are incorporated by reference as set forth herein under the section entitled "Documents Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this prospectus. Important factors that could cause such a difference are discussed in this prospectus, particularly in the section entitled "Risk Factors". You are cautioned not to place undue reliance on the forward-looking statements.


     Few of the forward-looking statements in this prospectus, including the documents that are incorporated by reference, deal with matters that are within our unilateral control. Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have interests that do not coincide with ours and may conflict with our interests. Unless the third parties and we are able to compromise their various objectives in a mutually acceptable manner, agreements and arrangements will not be consummated.

     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

     - the market prices of oil and gas;

     - uncertainty of drilling results, reserve estimates and reserve replacement;

     - operating uncertainties and hazards;

     - economic and competitive conditions;

     - natural disasters and other changes in business conditions;

     - inflation rates;

     - legislative and regulatory changes;

     - financial market conditions;

     - accuracy, completeness and veracity of information received from third parties;

     - wars and acts of terrorism or sabotage;

     - political and economic uncertainties of foreign governments; and

     - future business decisions.


     In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.


                                USE OF PROCEEDS


     We will not receive any proceeds from sales of the shares of common stock covered by this prospectus, with the exception of the proceeds that we will receive from the issuance of the shares of common stock under the Equity Line of Credit. The maximum proceeds we may receive under the Equity Line of Credit is $20 million, before deducting expenses and fees associated with the offering. To the extent that we issue shares of common stock under the Equity Line of Credit, we will use the proceeds for working capital purposes and to fund further operations in the Republic of Georgia.


                            THE SELLING STOCKHOLDERS

EQUITY LINE OF CREDIT


     Of the 39,710,074 shares being offered under this prospectus, up to 23,000,000 shares will be acquired by Cornell pursuant to the Equity Line of Credit. As described in the "Equity Line of Credit" section below, we entered into a $20 million Equity Line of Credit with Cornell on February 11, 2004. Pursuant to the Equity Line of Credit, we may, at our discretion, periodically issue and sell to Cornell shares of common stock for a total purchase price of up to $20 million. For each share of common stock purchased under the Equity Line of Credit, Cornell will receive a substantial discount to the current market price of CanArgo common stock. The level of the total discount will vary depending on the market price of our stock and the amount drawn down under the Equity Line of Credit. On the basis of the average high and low price for common stock as reported on the American Stock Exchange on October 25, 2004 of $0.805, Cornell will receive a total discount of 11.47% to the market price of our stock. Such discount will comprise (1) 3% discount to, the lowest volume weighted average price of our common stock; (2) 5% of the proceeds that we receive for each advance under the Equity Line of Credit; and
(3) a commitment fee of 3.47%. The commitment fee, which has been paid, consisted of $10,000 in cash (paid in two tranches) and 850,000 shares of CanArgo common stock (issued in three tranches). The 850,000 shares of common stock issued in respect of the commitment fee represents nearly 4% of the estimated 23 million shares of common stock that may be issued by us under the Equity Line of Credit. The amount of each advance is subject to a maximum of $600,000 per advance, with a minimum of seven trading days between advances.



     Cornell is deemed an "underwriter" within the meaning of the Securities Act in connection with the sale of common stock under the Equity Line of Credit. The 3% discount, the 3.47% commitment fee and the 5% retention are underwriting discounts. Investment control in Cornell is held by its general partner, Yorkville Advisors LLC. Mark Angelo, the managing member of Yorkville Advisors LLC, makes the operational and investment decisions on behalf of Yorkville Advisors LLC.



     In addition, we engaged Newbridge, a registered broker-dealer, to advise us and to act as our exclusive placement agent in connection with the Equity Line of Credit. For its services, Newbridge received 30,799 restricted shares of our common stock. Guy Amico, the President of Newbridge, holds investment control in Newbridge Securities Corporation. See "Equity Line of Credit" below for further details.



     The shares issued in connection with the Equity Line of Credit will be issued in transactions intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Regulation D promulgated thereunder by the SEC and may not be offered or sold absent registration under the Securities Act or pursuant to an applicable exemption from such registration.



GEORGIAN BRITISH OIL SERVICES COMPANY, EUROPA OIL SERVICES LIMITED, CEOCAST INC, NPET OIL LIMITED, MR. SALAHI OZTURK AND CA FIDUCIARY



     The remaining 15,829,275 shares being offered under this prospectus were acquired by Georgian British Oil Services Company, Europa Oil Services Limited, CEOcast Inc and NPET Oil Limited and may be acquired by Mr. Salahi Ozturk and CA Fiduciary in transactions described below.



     As described in the "Recent Developments" herein, on December 12, 2003, we agreed to buy out the interest of Georgian British Oil Services Company, an unaffiliated Republic of Georgia Corporation, ("GBOSC") in the Manavi M-11 project farm in agreement by issuing 2 million restricted shares of our common stock to GBOSC. On the basis of the closing price of the Company's stock on December 12, 2003 of $0.33 the stock issued to GBOSC had an aggregate value of $660,000. GBOSC requested that these shares be issued to a nominee company, Forest Nominees Limited. Mr. Shalua Bakhtadze holds investment control in GBOSC. The shares were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder by the SEC and may not be offered or sold absent registration under the Securities Act or pursuant to an applicable exemption from such registration.



     As described in the "Recent Developments" herein, on April 19, 2004, we announced that all of the conditions to the agreement to acquire 50% of the Contractor's interest in the Samgori PSC and a 50% interest in the license holder and operating company for Block XI(B) from Georgian Oil Samgori Limited had been satisfied. Upon completion of the acquisition we had a contractual obligation to issue 4 million shares of our common stock to Europa Oil Services Limited ("Europa"), an unaffiliated British Virgin Islands company, in connection with a consultancy agreement between us and Europa in terms of which Europa provided certain consultancy services in relation to the original acquisition. Caldwell Associates Limited hold investment control in Europa and Mr. Philip Caldwell holds investment control in Caldwell Associates Limited. On

April 16, 2004 Europa was issued with 4 million restricted shares of CanArgo common stock in an arms length transaction intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder. On the basis of the closing price of the Company's stock on April 16, 2004 of $0.97 on the OTCBB, the stock issued to Europa had an aggregate value of $3,880,000. A further 12 million shares of our common stock are issuable upon certain production targets being met from future developments under the Samgori PSC. See "Recent Developments" at page 3 above for further details.



     On May 17, 2004, we entered into a consultancy agreement with CEOcast Inc, an unaffiliated New York corporation. In terms of the consultancy agreement, CEOcast Inc shall provide various investor relations services and strategic advice to us. As part of the compensation for its services, CEOcast Inc received 80,000 restricted shares of our common stock on July 29, 2004 in an arms length transaction. Mr. Michael Wachs holds investment control in CEOcast Inc. On the basis of the closing price of the Company's Stock on July 29, 2004 of $0.53 the stock issued to CEOcast Inc was valued at $42,400.



     As described in the "Recent Developments" herein, on September 30, 2004 we concluded a transaction to acquire the interests of NPET Oil Limited, a Cypriot corporation, in one of our subsidiaries, CanArgo Norio Limited ("CNL"), in an arms length transaction. In consideration for its shares in CNL, NPET Oil Limited was issued with 6 million restricted shares of common stock. Mr. Vakho Sakvarelidze holds investment control in NPET Oil Limited. On the basis of the closing price of the Company's stock on September 30, 2004 of $0.72 the stock issued to NPET Oil Limited was valued at $4,320,000. The shares were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder by the SEC and may not be offered or sold absent registration under the Securities Act or pursuant to an applicable exemption from such registration.



     As described in "Recent Developments" herein, in connection with the August 27, 2004 amendment of our original loan agreement with Mr. Salahi Ozturk, a foreign national, we received a further loan of $1,000,000 which is convertible into shares of common stock ("Conversion Stock") at a price of $0.69 per share, subject to customary anti-dilution adjustments. In addition, under the terms of the Amended Agreement, in consideration for Mr. Ozturk advancing the two loans, we have issued to him a new replacement warrant to subscribe for 2,000,000 shares of common stock at an exercise price of 5% above the market price of $0.60 (or $0.63 per share), subject to customary anti-dilution adjustments, and the original warrant to subscribe for 1,000,000 shares of CanArgo common stock at an exercise price of $1.05 issued in April 2004 was cancelled. The warrant was issued and the shares of common stock issuable upon exercise of the warrant and the shares of Conversion Stock will be issued in transactions intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under such Act. Both the Conversion Stock and such warrant shares have been included in the shares being registered under the Securities Act pursuant to the Registration Statement on Form S-3 of which this prospectus forms a part.



     As described in "Recent Developments" herein, on April 29, 2004, we entered into a six month loan, since repaid, and warrant agreement with CA Fiduciary Services Limited, a Guernsey corporation, as Settlement Trustees of The SP525A Settlement ("CA Fiduciary"), an unaffiliated trust created under the laws of Guernsey. In consideration for CA Fiduciary advancing the loan, we issued to CA Fiduciary a warrant to subscribe for 300,000 shares of common stock at an exercise price of $1.05 per share. The warrant was issued in a transaction intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under such Act. The warrant shares have been included in the shares being registered under the Securities Act pursuant to the Registration Statement on Form S-3 of which this prospectus forms a part. Investment control of CA Fiduciary is exercised by CA Fiduciary Services Limited, and Philip Caldwell holds investment control in Caldwell Associates Limited.


     Our registration of the shares does not necessarily mean that any selling stockholder will sell any or all of its shares at any time or from time to time in one or more transactions.

     The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of October 7, 2004. The shares registered for sale hereby are restricted and not available for trading on the American Stock Exchange or on the Oslo Stock Exchange until a Registration Statement filed with the SEC becomes effective or such shares can otherwise be offered and sold in transactions exempt from the registration requirements of the Securities Act. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. As of October 7, 2004, we had an aggregate of 195,118,505 common shares outstanding.



                                             PERCENTAGE OF
                                              OUTSTANDING
                                SHARES          SHARES         SHARES TO BE                     PERCENTAGE OF
                             BENEFICIALLY    BENEFICIALLY     ACQUIRED UNDER    SHARES TO BE     COMMON STOCK
                             OWNED PRIOR     OWNED BEFORE     THE EQUITY LINE   SOLD IN THE    OWNED AFTER THE
NAME OF SELLING STOCKHOLDER  TO OFFERING    OFFERING (%)(1)      OF CREDIT        OFFERING     OFFERING (%)(10)
---------------------------  ------------   ---------------   ---------------   ------------   ----------------
Cornell Capital Partners,
  L.P.....................       850,000(2)         *           23,000,000       23,850,000           0
Forest Nominees Limited...     2,000,000(3)      1.03                   --        2,000,000           0
Europa Oil Services
  Limited.................     4,000,000(4)      2.05                   --        4,000,000           0
Newbridge Securities
  Corporation.............        30,799(5)         *                   --           30,799           0
NPET Oil Limited..........     6,000,000(6)      3.08                   --        6,000,000           0
CEOcast Inc...............        80,000(7)         *                   --           80,000           0
Salahi Ozturk.............     3,449,275(8)      1.77                   --        3,449,275           0
CA Fiduciary..............       300,000(9)         *                   --          300,000           0
                              ----------         ----           ----------       ----------           --
Totals....................    16,710,074         8.56           23,000,000       39,710,074           0
                              ==========         ====           ==========       ==========           ==


---------------


  *  Less than one percent.



 (1) Applicable percentage of ownership is based on 195,118,505 shares of common stock outstanding as of October 7, 2004.



 (2) Represents 261,782 shares of common stock issued on December 17, 2003, 163,218 shares of common stock issued on February 11, 2004 and 425,000 shares of common stock issued on July 29, 2004 all issued as payment of the one-time commitment fee in connection with Equity Line of Credit.



 (3) Represents shares issued to GBOSC in connection with the buy out by CanArgo of GBOSC's interest in the Manavi well M11 in the Republic of Georgia.



 (4) Represents shares issued to Europa in connection with the acquisition of 50% of the Contractor's interest in the Samgori PSC and a 50% interest in the license holder and operating company for Block XI(B) covering the Samgori Oil Field.



 (5) Represents shares issued to Newbridge in connection with the Placement Agent Agreement among CanArgo, Cornell and Newbridge dated February 11, 2004.



 (6) Represents shares received as consideration for the sale of shares held by NPET Oil Limited in CanArgo Norio Limited.



 (7) Represents shares issued to CEOcast Inc pursuant to the Consultancy Agreement between CEOcast Inc and CanArgo.



 (8) Represents 2,000,000 shares of common stock issuable on exercise of warrants issued to Mr. Ozturk on August 27, 2004 and 1,449,275 shares of common stock issuable upon conversion of a $1,000,000 loan.



 (9) Represents 300,000 shares in common stock issuable on exercise of warrants issued to CA Fiduciary on April 29, 2004.

(10) Based upon a total amount of shares of CanArgo common stock outstanding after the Offering of 221,867,760 assuming the full exercise of the issued warrants and the conversion of the $1,000,000 loan.



     This prospectus also covers any additional shares of common stock that become issuable in connection with the outstanding shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock and such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices upon exercise of outstanding warrants and issuance of Conversion Stock in accordance with the anti-dilution adjustment provisions contained in the warrants and in the Convertible Loan with Mr. Ozturk.


                             EQUITY LINE OF CREDIT

SUMMARY


     On February 11, 2004, we entered into a $20 million Equity Line of Credit with Cornell and terminated the original $6 million equity line of credit entered into on December 17, 2003 with Cornell. Cornell is a Delaware private limited partnership. Pursuant to the Equity Line of Credit, we may, at our discretion, periodically sell to Cornell shares of common stock for a total purchase price of up to $20 million. Subject to this limitation, we may draw down up to $600,000 in any seven day period over the two year term of the Equity Line of Credit.



     The effectiveness of the sale of the shares under the Equity Line of Credit is conditional on us registering the shares of common stock with the SEC. The costs associated with this registration will be borne by us. There are no other significant closing conditions to draw downs under the Equity Line of Credit.



DISCOUNT TO MARKET



     For each share of common stock purchased under the Equity Line of Credit, Cornell will receive a substantial discount to the current market price of CanArgo common stock. The level of the total discount will vary depending on the market price of our stock and the amount drawn down under the Equity Line of Credit. Under the terms of the Equity Line of Credit agreement, Cornell will pay 97% of, or a 3% discount to, the lowest volume weighted closing bid price of our common stock on the Oslo Stock Exchange ("OSE") for the five consecutive trading days immediately following the draw down notice date. Prices on the OSE are quoted in Norwegian Kroner ("NOK") and they shall be converted to $ at the average closing mid market $/NOK price quoted in the London Financial Times during such a pricing period. Further, Cornell will retain 5% of each advance under the Equity Line of Credit. The net effect of the 3% discount and the 5% retention is that Cornell shall pay 92% of the applicable lowest volume weighted price for each share of our common stock.



     In addition, we have paid Cornell a commitment fee of $10,000 in cash and 850,000 shares of our common stock. This total number of shares issued in respect of the commitment fee represents nearly 4% of the estimated 23 million shares of common stock that may be issued by us under the Equity Line of Credit. The 3% discount, the 3.47% commitment fee and the 5% retention are underwriting discounts which result in Cornell receiving a total discount of 11.47% to, or paying 88.53% of, the market price of our common stock on the basis of the average high and low price for our common stock as reported on the American Stock Exchange on October 25, 2004 of $0.805.



     In addition, we engaged Newbridge, a registered broker-dealer, to advise us and act as our exclusive placement agent in connection with the Equity Line of Credit. For its services, Newbridge received 30,799 restricted shares of our common stock. Newbridge is a registered full service securities broker-dealer and investment banking provider which forms part of the integrated financial services company, Newbridge Securities, Inc. Newbridge will be acting as our exclusive placement agent in which capacity they will be reviewing the terms of the Equity Line of Credit to ensure that it conforms to industry standards. Guy Amico, the President of Newbridge, makes the investment decisions on behalf of Newbridge. Newbridge is independent of and has no existing relationship with Cornell.

ADVANCES UNDER THE EQUITY LINE OF CREDIT



     Pursuant to the Equity Line of Credit, we may periodically sell shares of common stock to Cornell to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every seven trading days. A closing will be held six trading days after such written notice at which time we will deliver shares of common stock and Cornell will pay the advance amount less the 5% retention. There are no closing conditions for any of the draws other than the written notice and associated correspondence. We are limited however, on our ability to request advances under the Equity Line of Credit based on the number of shares we have registered on the registration statement of which this prospectus forms a part and potentially the number of shares we have authorized. The stock issued to Cornell under the Equity Line of Credit will be issued pursuant to both the American Stock Exchange listing requirements and the Rules of the Oslo Stock Exchange.



     We may request advances under the Equity Line of Credit once the underlying shares are registered with the SEC. Thereafter, we may continue to request advances until Cornell has advanced $20 million or until 24 months after the effective date of the registration statement of which this prospectus forms a part, whichever occurs first.



     The amount of each advance is subject to a maximum amount of $600,000, and we may not submit an advance notice within seven trading days of a prior advance. The amount available under the Equity Line of Credit is not dependent on the price or volume of our common stock. In addition, we may not request advances if the shares to be issued in connection with such advances would result in Cornell owning more than 9.9% of the outstanding shares in our common stock.



     We cannot predict the actual number of shares of common stock that will be issued pursuant to the Equity Line of Credit, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. Assuming we issued the number of shares of common stock being registered with the SEC at a recent volume weighted average price of $1.03 per share on the OSE, we would issue approximately 19,417,475 shares of common stock to Cornell for gross proceeds of $20 million. We are registering 23,000,000 shares of common stock for the sale under the Equity Line of Credit. Accordingly, should the volume weighted average price per share of our common stock fall below $0.86 per share we would need to register additional shares of common stock in order to fully utilize the $20 million available from Cornell under the Equity Line of Credit.


     There is an inverse relationship between our stock price and the number of shares to be issued under the Equity Line of Credit. That is, as our stock price declines, we would be required to issue a greater number of shares under the Equity Line of Credit for a given advance.

     Proceeds used under the Equity Line of Credit will be used in the manner set forth in the "Use of Proceeds" section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw.


     We have agreed to indemnify Cornell, Newbridge and their respective control persons against certain liabilities, including liabilities under the Securities Act.


                SECTION 203 OF DELAWARE GENERAL CORPORATION LAW


     Section 203 of the Delaware General Corporation Law, which is applicable to us as a listed Delaware corporation, prohibits various business combinations between a Delaware corporation and an "interested stockholder," that is, anyone who beneficially owns, alone or with other related parties, at least 15% of the outstanding voting shares of a Delaware corporation. Business combinations subject to Section 203 include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits this type of business combination for three years after a person becomes an interested stockholder, unless:

     - the business combination is approved by the corporation's board of directors prior to the date the person becomes an interest stockholder;

     - the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans, in the transaction in which it becomes an interested stockholder; or

     - the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

                              PLAN OF DISTRIBUTION


     Under the terms of the private placements, the shares registered for sale hereby are restricted and not available for trading on the American Stock Exchange or the Oslo Stock Exchange until after a Registration Statement filed with SEC becomes effective or offers and sales of such shares are otherwise exempt from the registration requirements of the Securities Act. Thereafter, the shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. The registration rights available to selling stockholders after the Registration Statement becomes effective shall terminate at such time as all shares qualified by this Registration Statement are sold by the selling stockholder in accordance with this prospectus or in accordance with the provisions of Rules 144, 144A or their equivalent under the Securities Act, or have been sold pursuant to a transaction effected through the facilities of the Oslo Stock Exchange in accordance with the provisions of Rule 904 or are otherwise freely transferable without restriction under applicable United States securities laws.


     The selling stockholders may offer their shares, subject to the restrictions outlined above, at various times in one or more of the following transactions:


     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;



     - in transactions including block trades, in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;



     - in transactions "at the market" to or through market makers in the common stock;



     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;



     - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;



     - an exchange distribution in accordance with the rules of such exchange;



     - in privately negotiated transactions;



     - in transactions to cover short sales; or



     - in a combination of any of the foregoing transactions.


     In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rules 144, 144A or 904 under the Securities Act rather than under this prospectus.

     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus. The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as broker, dealers or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may, and in the case of Cornell, will be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sale of common stock under the Equity Line of Credit. As described in "The Selling Stockholders -- Equity Line of Credit" and "Equity Line of Credit", Cornell has received certain commissions and will receive a discount in respect of the shares it purchases under the Equity Line of Credit.



     Such commissions Cornell or others may receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither any selling stockholders nor we can presently estimate the amount of such compensation. Because selling stockholders may, and in the case of Cornell will be deemed to be "underwriters" within the meaning of the Securities Act, selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospectus delivery requirements of the Securities Act.



     As an underwriter of our common stock under the Equity Line of Credit, Cornell is subject to the same restrictions as any underwriter, including the prospectus delivery requirements of Section 5(b)(2) of the Securities Act and the applicable restrictions of Regulation M, with respect to short selling activities. Cornell and Newbridge have agreed that they will not, and that they will cause their affiliates not to, engage in any short sales of or hedging transactions with respect to our common stock.



     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. We will pay the entire expenses incidental to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify Cornell, Newbridge and their controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $200,000, as well as retention of 5% of the gross proceeds received under the Equity Line of Credit.


     The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

     Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities in connection with the offer of the shares, including liabilities arising under the Securities Act.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, if we are notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.


     The selling stockholders, other than Cornell and Newbridge, may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York.

                                    EXPERTS


     The consolidated financial statements as of December 31, 2003 and for the year then ended, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2003 have been audited by L J Soldinger Associates LLC, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



     The consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, of CanArgo Energy Corporation for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K, as amended, for the year ended December, 31, 2003, has been prepared by Oilfield Production Consultants and such reserve report dated January 1, 2004 has been incorporated herein in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.


                      WHERE YOU CAN FIND MORE INFORMATION


     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC file number is 1-32145. You may read and copy any document we file at the Public Reference rooms at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's internet website at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that we file electronically.



     This prospectus is part of a registration statement that we filed with the SEC (registration number 333-115261). The registration statement contains more information than this prospectus regarding CanArgo Energy Corporation and our common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its internet website.

     Our common stock is listed on the American Stock Exchange under the symbol "CNR". Our common stock is also listed on the Oslo Stock Exchange under the symbol "CNR". Information about us is also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10005.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed:

     - Annual Report on Form 10-K for the year ended December 31, 2003, as amended


     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as amended



     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004


     - The description of CanArgo's common stock contained in Form 8-A/12B dated April 19, 2004


     - Definitive Proxy Materials dated February 24, 2004



     - Definitive Proxy Materials dated April 19, 2004



     - Definitive Proxy Materials dated May 7, 2004



     - Current Reports on Form 8-K filed on June 3, 2004, June 15, 2004, July 6, 2004, July 13, 2004, August 31, 2004, October 6, 2004 and October 7, 2004



     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon request, a copy of the foregoing documents (without exhibits). Written or telephone requests for such copies should be directed to the Corporate Secretary, CanArgo Energy Corporation, PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, +(44) 1481 729 980.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               39,710,074 SHARES


                       [CANARGO ENERGY CORPORATION LOGO]

                           CANARGO ENERGY CORPORATION

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                    --  , 2004


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the estimated expenses, all of which are to be borne by the Company, in connection with the issuance and distribution of the securities being registered hereby, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.



SEC Registration Fee........................................  $  3,459
Legal Fees and Expenses.....................................   150,000
Accountant's Fees and Expenses..............................    30,000
Printing Expenses...........................................     5,000
Miscellaneous...............................................     5,000
                                                              --------
Total.......................................................   193,459
                                                              --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of CanArgo will not be personally liable to CanArgo or to our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and (4) for any transaction resulting in receipt by the director of an improper personal benefit.


ITEM 16.  EXHIBITS


     (a) Exhibits


     The following exhibits are filed as part of this registration statement.


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
  *5.1    Opinion of Satterlee Stephens Burke & Burke LLP as to the
          legality of the securities being registered
  23.1    Consent of Satterlee Stephens Burke & Burke LLP to the use
          of their opinion with respect to the legality of the
          securities being registered (included in opinion filed as
          Exhibit 5.1)
 *23.2    Consent of L J Soldinger Associates LLC
 *23.3    Consent of PricewaterhouseCoopers LLP
 *24.1    Power of attorney of certain signatories (contained on the signature page included in Part II of the Registration
          Statement), as filed on May 6, 2004 (Reg. No. 333-115261).


---------------


* Filed herewith

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on October 28, 2004.


                                          CANARGO ENERGY CORPORATION

                                          By:     /s/ VINCENT MCDONNELL
                                            ------------------------------------
                                                     Vincent McDonnell
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               TITLE                        DATE
              ---------                               -----                        ----
        /s/ VINCENT MCDONNELL                Chief Financial Officer         October 28, 2004
--------------------------------------
          Vincent McDonnell


          /s/ DAVID ROBSON*              Chairman of the Board, President    October 28, 2004
--------------------------------------     and Chief Executive Officer
             David Robson                          and Director


          /s/ RUSS HAMMOND*                          Director                October 28, 2004
--------------------------------------
             Russ Hammond


        /s/ NILS N. TRULSVIK*                        Director                October 28, 2004
--------------------------------------
           Nils N. Trulsvik


          /s/ MICHAEL AYRE*                          Director                October 28, 2004
--------------------------------------
             Michael Ayre


 *By:       /s/ VINCENT MCDONNELL
        ------------------------------
              Vincent McDonnell
               Attorney in Fact

                                 EXHIBIT INDEX


 FILED
HEREWITH                                   EXHIBIT
--------                                   -------
   X        5.1  Opinion of Satterlee Stephens Burke & Burke LLP as to the
                 legality of the securities being registered
           23.1  Consent of Satterlee Stephens Burke & Burke LLP to the use
                 of their opinion with respect to the legality of the
                 securities being registered (included in opinion filed as
                 Exhibit 5.1)
   X       23.2  Consent of L J Soldinger Associates LLC
   X       23.3  Consent of PricewaterhouseCoopers LLP
           24.1  Power of attorney of certain signatories (contained on signature page included in Part II of the Registration
                 Statement) as filed on May 6, 2004 (Reg. No. 333-115261)